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(BW) (INTL-AIRLINE-SUPPORT) (IASG) International Airline Support Group Inc.
announces extension of exchange offer

     Business Editors

     MIAMI -- (BUSINESS WIRE) -- Sept. 30, 1996 -- International Airline Support Group Inc. (Pink Sheets:IASG) announced Monday that it had extended the Expiration Date of its Exchange Offer, previously scheduled to expire on Friday, Sept. 27, 1996, until 12:00 midnight, New York City time on Monday, Sept. 30, 1996, unless further extended.

     As of 5:00 p.m. Friday, the company had received tenders pursuant to the Exchange Offer of 100% of the principal amount of Convertible Debentures subject of the Exchange Offer. Alexius A. Dyer, the company's chief executive officer, commented that the purpose of the extension was to resolve minor outstanding issues relating to certain of the conditions to the Restructuring. The company's Special Meeting of Stockholders, however, will continue to be held on Sept. 30, 1996.

     International Airline Support Group Inc., located in Miami, is a worldwide supplier of aircraft spare parts to the aviation redistribution market.

     CONTACT:  International Airline Support Group Inc., Miami
               George Murnane III, Chief Financial Officer
               305/593-2658